INVEST IN **FIRST PERSON SOLUTIONS LLC**

We are using Ministry of AYUSH recommended herbs and a generic molecule to relieve Covid symptoms


FirstSignal™
Restoring health with molecular signaling
FirstSignal

LEAD INVESTOR

Dan Weddle President & CEO

Simply, First Person Solutions helped my recover from COVID in September of this year. The Founder & CEO of the company learned of my COVID diognosis from a mutual friend and he sent me the product. The product worked like advertised and I believe was the reason for my quick recovery from my COVID symptoms. I would recommend it for anyone with COVID, cold, flu or other viruses. This company is backed by an amazing group of management individuals, made up of business and health experts. I believe in the product and the company.

Invested $10,000 this round

firstpersonsolutions.com Media PA

Retail | B2C | Health and Fitness | Life Science | Science

Highlights

1. 🌏 Socially responsible vision of bringing relief to tens of millions who cannot afford other treatments
2. 👌 Formula ingredients already proven to have both prophylactic and therapeutic effects on Covid-19
3. ⭐ Will be applying for AYUSH registration in India to serve an 800-million-person market of current AYUSH users
4. 💥 Utilizes Molecular Signaling™, an innovative discovery for viral symptoms
5. 🏆 An incredible team of pharmaceutical and biotech startup veterans
6. 💪 $250,000 already invested by founding team
7. ✈️ Future plans include expansion to a large number of other countries

8. 🙌 Molecular Signaling™ can address other viral infections including colds, flu, dengue fever, and
7. ✈️ Future plans include expansion to a large number of other countries

8. 🙌 Molecular Signaling™ can address other viral infections including colds, flu, dengue fever, and Bell's Palsy.

Our Team



Joel A Adams Founder and CEO

Serial entrepreneur founding his first company in 1982. Angel Investor. Currently Executive Coach to 25+ CEOs

Our founder Joel Adams repurposed and tested the solution after receiving a COVID-19 diagnosis and after having positive results, felt it was something that he had to bring to market to help others.



Mary Andrade CFO

Managed finances for billion-dollar global companies. Took startups to billion-dollar exits. Decades of Big 4 international accounting experience.



Robert Laidlaw Vice President

Venture development for early-stage companies, including fundraising, investor relations, digital infrastructure, websites, and communications design.



Rajat Kapur Part-Time CMO

Decades of professional experience in marketing, sales, and strategy; B2B and B2C; Fortune 50, mid-sized, and startup companies. Founder at &Marketing



Milan Gandhi Country Head

Senior Finance and Operations Executive with Private and Public industry experience



Nick Spring Advisor

Ex-Merck - Entrepreneur with strong executive track record from startup, M&A, Exit, in pharma, med devices, biotech and consumer products



Alben SIGAMANI India Regulatory and Commercialization

Founding Partner / CSO - Numen Health || Director & Co Founder, Alke Research Pvt Ltd. London School of Hygiene and Tropical Medicine, University of London

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Our Pitch

What you need to know: Correcting molecular signaling to remedy the symptoms of COVID-19

Using a common ingredient used for decades as a preservative for vaccines around the world, we have developed FirstSignal, a simple spray solution to treat the symptoms of viruses such as COVID-19, the common cold and flu, herpes simplex, and even Bell's Palsy. Our safe and effective formula improves molecular signaling disrupted by these viruses, mitigating the symptoms that can put people in the hospital... or worse.

Problem: Current COVID-19 treatments are not addressing a global audience

To date, there have been more than 244 million cases of COVID-19 recorded globally and in October 2021, a recorded daily average of more than 300,000 global new cases each day. Vaccine distribution is not keeping pace with the spread of the virus and innovations in treatments are currently lacking. COVID-19, like the flu, will be a persistent virus that will always create a need for a treatment.


"Within two days, my breathing was better, my oxygen levels went up and my headache and body aches were much better."
Dan, Tennessee
Covid Sufferer
"Great results in increasing my focus, decreasing my fatigue and improving my digestive issues."
Mary Ann, Massachusetts



Solution: We provide a safe and easy solution that is ready for the world

As COVID-19 was spreading across the globe, we repurposed a safe and effective generic drug that is proven in clinical studies to remedy the symptoms of viruses, but it hadn't yet been tried with the novel coronavirus. Early patients experiencing symptoms of COVID-19 were treated with our solution and reported positive results, and we began exploring how we could bring FirstSignal to the market as quickly as possible. We've identified a regulatory pathway to explore the efficacy of this new product on a global stage, starting in India.



Molecular signaling is a new discovery for viral symptom mediation

Molecular signaling is a known biological activity that enables a healthy cell to communicate with its environment. When our immune system responds to a virus as simple as a cold or flu, molecular signaling is disrupted. Studies have shown that correcting molecular signaling and reestablishing normal biological communication among cells can have a positive effect on the symptoms of a virus. Our solution utilizes a generic compound, in common use for over ninety years as a preservative, that has been proven in clinical studies to improve molecular signaling.


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[Video TRT: 00:04:35]
Our founder explains why he chose to start the company and launch in India

An early-stage opportunity with global roadmap

We are seeking regulatory approval in India for a hybrid product using molecular signaling and an already approved Ayurvedic treatment for Covid. **FirstSignal** expects to have AYUSH regulatory approval and the product ready for distribution in India within 120 days. We expect our launch in the Indian market to further clarify the opportunity to expand to other countries in the region.


Nepal
India
Bangladesh
Vietnam
Sri Lanka
Singapore
This is tentative rollout and could change
Phase 1
Launching in India
Phase 2
Sri Lanka, Bangladesh, Nepal
Phase 3
Singapore, Vietnam

There's no clear leader for treatments of COVID-19

Of the individuals experiencing the effects of COVID-19, who used molecular signaling treatment, all reported improvements in their condition, including a decrease in high temperatures, a decrease in coughing, a return of lost taste and smell, and improved energy.

[Source: Unpublished clinical trial results by Beech Tree Labs]


Decrease in temperature
(from 104° Fahrenheit to normal)
Decreased coughing
Elimination of gastric pain often described as tightness
Return of lost sense of taste and smell
Improved energy
Most results within 18 - 36 hours, some results within four hours
No adverse events reported

First-mover advantage on a global stage

We are repurposing a well-known generic drug. With Indian AYUSH regulatory approval, we will launch as the only company licensed to sell this product in India. Our immediate plan is to partner with an established distribution and marketing firm in the country to implement an aggressive market penetration and expansion strategy. As we grow, we will expand geographically and launch new products on our molecular signaling platform which can address symptoms of colds, flu, cold sores, and other viral infections.

A team with one hundred plus years of experience in pharmaceutical and biotech startups

Led by Joel Adams, a serial entrepreneur who discovered the **FirstSignal** solution, the team is made up of talented innovators that have built, led, and exited successful pharmaceutical, biotech and consumer companies. Joel has founded and led two companies with successful outcomes and is an active angel investor.


Joel Adams
Founder & CEO
Serial entrepreneur founding his first
company in 1982. Angel Investor. Currently


Executive Coach to 25+ CEOs
Nick Spring
Adviser
Ex-Merck - Entrepreneur with strong executive track record from startup, M&A, Exit, in pharma, med devices, biotech and consumer products.
Mary Andrade
CFO
Managed finances for billion-dollar global companies. Took startups to billion-dollar exits. Decades of Big 4 international accounting experience.
Milan Gandhi
Country Head
Senior Finance and Operations Executive with Private and Public industry experience in manufacturing, retail, wholesale, distribution and eCommerce sectors.
Rajat Kapur
CMO
Decades of professional experience in marketing, sales, and strategy; B2B and B2C; Fortune 50, mid-sized, and startup companies. Founder at &Marketing.
Alben Sigamani
India Regulatory and Commercialization
Founding Partner / CSO - Numen Health || Director & Co Founder, Alke Research Pvt Ltd. London School of Hygiene and Tropical Medicine, University of London.

Addressing 1.3 billion people in India and expanding beyond

According to **an October 21 report in the New York Times**, despite having administered one billion COVID-19 vaccine doses in India, only 30% of the population is fully vaccinated. With such a wide gap in the rollout, we'll initially launch FirstSignal in the country as our first target market because of the impact we can have in helping citizens there with a new treatment.

Direct-to-consumer in India

Most international COVID-19 treatment options require prescriptions and the cost for these treatments remains out of reach for many. Our solution would be the first treatment for COVID-19 directly available to consumers that utilizes molecular signaling, at an affordable price.

More than a product, Molecular Signaling™ is a platform

Fixing the way that cells communicate to treat viral infections has opportunities well-beyond COVID-19. Utilizing standard delivery methods, our platform allows us to create modified formulas that can address several viral infections, including colds, flu, oral herpes, Ebola, dengue fever, and other viral diseases.